Richardson
& Associates
attorneys at law

January 10, 2013

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-6010

Attention:	Larry Spirgel, Assistant Director

	Re:	Solar3D, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 28, 2012
File No. 000-49805

Dear Commission:

As legal counsel for Solar3D, Inc., we have been provided with a copy of your letter to James Nelson, Chief Executive Officer of Solar3D, Inc., dated December 28, 2012.  On behalf of Solar3D, Inc., the following is the response to your comment:

1.  In our attached Amendment to Annual Report on Form 10-KA for our fiscal year ended December 31, 2011, filed simultaneously with this letter, our auditor has revised its report to include a statement that its report covers the period from inception of the development stage on January 30, 2002 through December 31, 2011.

Simultaneously with the filing of this letter with the Commission over EDGAR, we hereby file our Amendment to our Annual Report on Form 10-KA for our fiscal year ending December 31, 2011, reflecting the changes described in this letter to Items 7, 8 and 9 of the Annual Report.  Under separate cover, management is also filing with the Commission their signed acknowledgements requested by the Commission in its letter to Mr. Nelson, dated December 28, 2012.

Very truly yours,
/s/
Mark J. Richardson
              for
Richardson & Associates

Cc:         James Nelson, Chief Executive Officer
Solar3D, Inc.

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